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                               KBKIDS.COM INC.
                               1099 18TH STREET
                                  SUITE 1000
                            DENVER, COLORADO 80202



VIA EDGAR
---------

June 13, 2000


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C.  20549-0308

Re:     KBkids.com Inc.
        Registration Statement on Form S-1 (Registration No. 333-95455) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-1 (Registration No. 333-95455) originally filed on January 27, 2000, we are applying to withdraw the Registration Statement pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, based on general market conditions beyond our control.

We believe that withdrawal of the above-referenced Registration Statement at the time is consistent with the public interest and the protection of investors. We represent that no offer or sale of securities has been made pursuant to the offering.

Please contact me at 303/226-6220 or Sandi Murphy at 216/363-6116 with questions or comments.

Sincerely,

/s/ Michael Wagner

Michael Wagner
Chief Financial Officer